As filed with the Securities and Exchange Commission on November 25 , 2009.

Registration No. 333-162616

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2

TO

FORM S-1

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

AMERICAN RIVER BANKSHARES

(Exact name of registrant as specified in its charter)

California	6022	68-0352144

(State or other jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of incorporation or organization)	Classification Code Number)	Identification No.)

3100 Zinfandel Drive, Suite 450, Rancho Cordova, California 95670, (916) 851-0123

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

DAVID T. TABER
President and Chief Executive Officer
American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, California 95670
(916) 851-0123
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
GLENN T. DODD, ESQ.	MICHAEL J. GAMSKY, ESQ.
JOSEPH G. MASON, ESQ.	OLIVIA PENNELLA, ESQ.
Dodd•Mason•George LLP	Foster Pepper PLLC
1740 Technology Drive, Suite 205	1111 Third Avenue, Suite 3400
San Jose, California 95110	Seattle, Washington 98101
(408) 452-1476	(206) 447-4400

As soon as practicable after this Registration Statement becomes effective

(Approximate date of commencement of proposed sale of the securities to the public)

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of	Proposed Maximum Aggregate	Amount of
Securities to be Registered	Offering Price (1) (2)	Registration Fee (3)

Common Stock, no par value per share	$ 25,300,000	$ 1,411.74

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

(2)	Includes offering price of shares that the underwriters have the option to purchase to cover over-allotments, if any.

(3)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2009

PRELIMINARY PROSPECTUS

________________ Shares

American River Bankshares

Common Stock

          We are offering shares of our common stock, no par value per share. Our common stock is traded on the NASDAQ Global Select Market under the symbol “AMRB.” On November 24 , 2009, the last reported sale price of our common stock on the NASDAQ Global Select Market was $6. 16 per share.

          These shares of common stock are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

          Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 6 to read about factors you should consider before buying our common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$		$22,000,000
Underwriting discounts and commissions	$	$
Proceeds to American River Bankshares (before expenses)	$	$

          The underwriters also may purchase up to an additional ______ shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

          The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about _________ , 2009.

Howe Barnes Hoefer & Arnett	Wunderlich Securities

The date of this prospectus is __________ , 2009.

American River Bankshares

i

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus and the documents incorporated herein by reference include “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and subject to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may contain words related to future projections including, but not limited to, words such as “believe,” “expect,” “anticipate,” “intend,” “may,” “will,” “should,” “could,” “would,” and variations of those words and similar words that are subject to risks, uncertainties and other factors that could cause actual results to differ significantly from those projected. Factors that could cause or contribute to such differences include, but are not limited to, the following:

•

the duration of financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury, to deal with challenges to the U.S. financial system;

•

the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, including real estate collateral, investment values, liquidity and loan originations and loan portfolio delinquency rates;

•	variances in the actual versus projected growth in assets and return on assets;

•	potential continued or increasing loan and lease losses;

•	potential increasing levels of expenses associated with resolving non-performing assets as well as regulatory changes;

•	changes in the interest rate environment including interest rates charged on loans, earned on securities investments and paid on deposits and other borrowed funds;

•	competitive effects;

•	potential declines in fee and other noninterest income earned associated with economic factors as well as regulatory changes;

•

general economic conditions nationally, regionally, and within our operating markets could be less favorable than expected or could have a more direct and pronounced effect on us than expected and adversely affect our ability to continue internal growth at historical rates and maintain the quality of our earning assets;

•	changes in the regulatory environment including government intervention in the U.S. financial system;

•	changes in business conditions and inflation;

•	changes in securities markets, public debt markets, and other capital markets;

•	potential data processing and other operational systems failures or fraud;

•	potential continued decline in real estate values in our operating markets;

•

the effects of uncontrollable events such as terrorism, the threat of terrorism or the impact of the current military conflicts in Afghanistan and Iraq and the conduct of the war on terrorism by the United States and its allies, worsening financial and economic conditions, natural disasters, and disruption of power supplies and communications;

•	changes in accounting standards, tax laws or regulations and interpretations of such standards, laws or regulations;

•	projected business increases following any future strategic expansion could be lower than expected;

•	the goodwill we have recorded in connection with acquisitions could become impaired, which may have an adverse impact on our earnings;

•

the reputation of the financial services industry could experience further deterioration, which could adversely affect our ability to access markets for funding and to acquire and retain customers; and

•	the efficiencies we may expect to receive from any investments in personnel and infrastructure may not be realized.

The factors set forth under “RISK FACTORS” in this prospectus and other cautionary statements and information set forth in this prospectus should be carefully considered and understood as being applicable to all related forward-looking statements contained in this prospectus, when evaluating our business prospects.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and shareholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this prospectus, and in the case of any documents that may be incorporated by reference, as of the date of those documents. We do not undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events, except as required by law. However, your attention is directed to any further disclosures made on related subjects in reports filed with the Securities and Exchange Commission (the “SEC”) on Forms 10-K, 10-Q and 8-K. Any investor in our stock should consider all risks and uncertainties disclosed in our filings with the SEC, described below under the heading “WHERE YOU CAN FIND MORE INFORMATION,” all of which are accessible on the SEC’s website at www.sec.gov.

ii

ABOUT THIS PROSPECTUS

          You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. American River Bankshares’ business, financial condition, results of operations and prospects may have changed since such dates.

          Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “American River Bankshares,” “we,” “us,” “our,” or similar references, mean American River Bankshares and its banking subsidiary on a consolidated basis. References to “American River Bank” or the “Bank” mean our wholly-owned banking subsidiary, including all three of its divisions.

WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov and on the SEC Filings page of our website at www.amrb.com. Information on our website is not part of this prospectus. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street N.E., Washington, D.C. 20549. You can also obtain copies of the documents upon the payment of a duplicating fee to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

          This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits included in the registration statement for further information about us and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete documents to evaluate these statements.

          The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus. Information contained in this prospectus supersedes information incorporated by reference that we have filed with the SEC prior to the date of this prospectus.

          We incorporate by reference the following documents listed below, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

        • Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed with the SEC on March 6, 2009, including portions incorporated by reference therein to our Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 1, 2009;

        • Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2009, as filed with the SEC on May 13, 2009, our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009, as filed with the SEC on August 13, 2009, and our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009, as filed with the SEC on November 6, 2009; and

        • Our Current Reports on Form 8-K filed with the SEC on January 2, 2009, January 13, 2009, January 23, 2009, February 25, 2009, March 4, 2009, March 19, 2009, March 20, 2009, April 3, 2009, April 16, 2009, May 4, 2009, May 7, 2009, May 15, 2009, May 27, 2009, June 18, 2009, July 2, 2009, July 17, 2009, July 23, 2009, July 28, 2009, July 29, 2009, August 13, 2009, October 6, 2009, October 15, 2009, October 22, 2009 (2), October 26, 2009, and October 29, 2009.

         Upon request we will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or calling us at the address or telephone number listed below. You can also read and download the above-referenced reports through our website address www.amrb.com by clicking on the SEC Filings link located at that address. Once you have selected the SEC Filings link you will have the option to access the reports that we filed by selecting the appropriate link.

American River Bankshares
3100 Zinfandel Drive, Suite 450
Rancho Cordova, California 95670
(916) 851-0123
Attention: David T. Taber

iii

PROSPECTUS SUMMARY

          This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and may not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in the common stock. You should pay special attention to the “RISK FACTORS” section of this prospectus to determine whether an investment in the common stock is appropriate for you.

About American River Bankshares

          American River Bankshares is a bank holding company headquartered in Sacramento, California that was incorporated under the laws of the State of California in 1995. Through our wholly owned community bank subsidiary established in August 1983 – American River Bank – we provide a wide range of products and services to small and mid-sized community-based businesses and individuals in communities located in Sacramento, Placer, Yolo, El Dorado, Sonoma and Amador counties in Northern California. The Bank provides these products and services through its three divisions: American River Bank, North Coast Bank and Bank of Amador. The divisions were established subsequent to our acquisition of North Coast Bank and Bank of Amador. Although we operate under one bank charter, the three divisions serve three distinct geographical regions, having separate identities, and facilitate local decision-making. This approach enables the Bank to preserve the local name recognition and reputation of the acquired banks while maintaining the efficiencies of a single bank. As of September 30, 2009, we had total assets of $566.1 million, total net loans and leases of $387.3 million, total deposits of $464.9 million, and total shareholders’ equity of $63.9 million.

          The Bank, which specializes in fostering strong business relationships with its customers, accepts checking and savings deposits, offers money market deposit accounts as well as certificates of deposit and makes secured and unsecured commercial and industrial, secured real estate, and other individual and business-related installment and revolving loans and offers other customary retail and commercial banking services. The Bank also provides lease financing for most types of business equipment, ranging from computer software to heavy earth-moving equipment.

          As a bank holding company, we are subject to the supervision of the Federal Reserve Board. As a California chartered bank, the Bank is subject to primary supervision by the California Department of Financial Institutions (the “California DFI”) and by the Federal Deposit Insurance Corporation (the “FDIC”), as its primary Federal regulator.

          Our principal office is located at 3100 Zinfandel Drive, Suite 450, Rancho Cordova, California 95670 and our telephone number is (916) 851-0123. Our common stock is traded on the NASDAQ Global Select Market under the symbol “AMRB.”

Our Business Strategy

          Our business strategy is to provide comprehensive banking and related services tailored to small to mid-sized community-based businesses as well as banking services for individuals, primarily business owners and their key employees. We emphasize the diversity of our product lines and high levels of personal service and, through our technology, we offer convenient high quality access typically associated with larger financial institutions, while maintaining local decision-making authority and market knowledge, typical of a local community bank. We intend to continue to pursue our business strategy through the following initiatives:

•	Focus on our existing market footprint

Our operating markets of Sacramento, Placer, Yolo, El Dorado, Sonoma, and Amador counties provide significant and diverse growth opportunities ranging from low cost core deposit growth in some markets to significant growth in high quality lending in other markets. We have created strong individual local market branding and identification through the operation of our five Sacramento and Placer county branches as American River Bank, our three Sonoma County branches as North Coast Bank, a division of American River Bank, and our three Amador County branches as Bank of Amador, a division of American River Bank. To enhance local decision-making, we have retained regional presidents for both North Coast Bank and Bank of Amador with direct reporting responsibilities to the Bank’s chief executive officer.

•	Deposit driven balance sheet

We view our deposit base as the driver of our growth and key to our profitability. We believe our business model provides a strong low cost funding strategy with significant growth opportunities. At September 30, 2009, approximately 75% of our money market and checking accounts consisted of business-related deposits. Our funding practices have resulted in a very strong and consistent net interest margin that over the first nine months of 2009 was 4.96%. Using the latest national peer group available as of June 30, 2009, our net interest margin was 145 basis points higher than the peer group, placing us in the top 4th percentile. In addition, over the first nine months of 2009, our interest expense to average earning assets equaled 1.06%. This compares to 2.10% for our national peer group as of June 30, 2009, which placed us in the lowest 5th percentile further demonstrating our low cost deposit base.

We incentivize our employees to encourage clients to bring in depository accounts to the Bank. Our core deposit base is largely sourced from our market areas, which is used to fund asset growth. We continue to seek to increase our market share in the communities in our operating markets by providing high quality customer service and employing business development strategies targeted to increasing our deposits. As of September 30, 2009, noninterest bearing deposits and other core deposits (total deposits less certificates of deposits over $100,000) represented 25.5% and 78.2% of total deposits, respectively. We do not rely on brokered certificates of deposits as a significant strategy for deposit growth—as of September 30, 2009, we had $15.1 million, or just 3.2% of our total deposits in brokered certificates of deposits. Demonstrating our commitment to using our deposit based funding strategy, our total loan to deposit ratio has not exceeded 94.4% as of the years ended 2000 through 2008 and the nine-month period ended September 30, 2009. The average loan to deposit ratio during the same time period was 81.5% and at September 30, 2009, the ratio was 83.3%. An important part of this strategy is to generate noninterest bearing deposits, which have averaged 30.0% of total deposits during this same period.

•	Maintain our emphasis on business banking

We are focused on serving the needs of community-based businesses, faith-based organizations, building trades, professional service providers and the personal banking needs of business owners and their key employees.

Community-based businesses. Community-based small to mid-sized businesses within our market area represent the largest segments of our loan relationships and core deposit base. Our experience shows that we have significant success in dealing directly with the business owner and their key employees. In this way, our employees establish a very collaborative relationship directly with business decision makers.

Faith-based organizations. We believe that churches, schools and other faith-based not-for-profit organizations represent underserved businesses and provide us with significant opportunities. Our focus in this niche market enables us to attract and retain high quality loan and deposit relationships while also increasing our visibility and providing strong community recognition.

Professional service providers. Professional service providers, including fiduciaries, doctors, dentists, accounting firms and legal firms, represent one of our primary business segments. We have been particularly successful growing our business with professional fiduciaries, which provide a significant source of low cost funding and fee income revenue sources.

Business owners. We view personal banking for business owners and their key employees as a natural addition to the business banking services that we provide. Our employees provide high net worth individuals with the same level of service and access that we do for our business banking customers which enhances the business relationship as well as providing additional sources of community-based lending and deposit gathering.

•	Maintain a strong balance sheet and improve asset quality

In addition to a renewed focus on our underwriting, servicing and problem loan identification and resolution, we believe that the strength of our balance sheet has enabled us to remain profitable during the economic downturn afflicting our market area. As of September 30, 2009, our non-performing loans and leases totaled 4.56% of total loans and leases and our ratio of the allowance for loan and lease losses to total loans and leases was 1.92%. Our liquidity position at September 30, 2009 included $70.4 million in cash and cash equivalents and unpledged securities, as well as $77.9 million in available borrowing capacity. As of September 30, 2009, the Bank’s regulatory capital ratios were in excess of the levels required for “well-capitalized” status, and our consolidated tier 1 leverage ratio, tier 1 risk-based capital, and total risk-based capital ratios were 8.5%, 11.1%, and 12.3%, respectively. We have no trust preferred securities or preferred stock outstanding. The proceeds from this offering will further strengthen our balance sheet and improve our capital ratios.

We will continue our proactive approach to managing our non-performing loans. Loan sales, underlying asset sales and aggressive loan-by-loan resolution are all methods we will consider in order to achieve the maximum benefit to us. In addition, we continue to monitor and adjust our credit and problem loan identification standards and are actively managing to improve the diversification of our loan portfolio.

•	Retain and recruit highly competent personnel

We have developed and maintained a strong corporate culture that has allowed us to recruit and retain some of the best bankers in our market area. We foster and reward personal accountability, passion and high ethical standards. We are committed to developing our people, promoting from within, and retaining our key personnel. Our compensation and staff development programs are aligned with our strategies to grow our loans and core deposits while maintaining our focus on asset quality. Our incentive systems are designed to support a strong balance sheet while maintaining appropriate incentive based compensation payments. The individuals who comprise our executive management team have an average of twenty-six years of industry experience, and overall our employees have an average tenure with us of eight years.

•	Take advantage of growth opportunities in our market

We believe that FDIC-assisted transactions may provide us with an opportunity to grow on a basis that is accretive to earnings. We also believe that, with our increased capital from this offering and approach to credit management, we will be well positioned to take advantage of acquisitions or other business opportunities in our market areas. In markets where we wish to expand, we will consider opening de novo offices. We have successfully acquired and integrated North Coast Bank and Bank of Amador, acquired our Roseville branch through an FDIC-assisted transaction, acquired our Point West branch in a negotiated transaction and opened our Capitol Mall branch as a de novo office. We intend to continue to be selective in our acquisitions and opening of de novo offices, focusing on markets we know and understand, while maintaining our operating efficiencies. We currently have no specific plans relating to a possible acquisition or the opening of de novo offices.

Recent Developments

           On July 27, 2009, we announced that our Board of Directors had temporarily suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends. Regulatory approval will be required before the payment of cash dividends may be reestablished. Please refer to the section of this prospectus entitled “DIVIDEND POLICY.”

           On November 19, 2009, in connection with our regularly scheduled and recently concluded FDIC examination, the Bank received a form of memorandum of understanding from the FDIC and the California DFI, which they request be signed by the Board of Directors within the next 30 days. The memorandum covers actions to be taken by the Board of Directors and management to enhance BSA compliance; reduce the Bank’s level of classified assets and further strengthen and improve the Bank’s asset quality including, among other things: enhancing existing appraisal policies, allowance and problem loan identification policies and procedures, including identification of impaired loans and leases and identification of troubled debt restructured loans; requesting regulatory approval prior to paying any cash dividends; and maintaining the Bank’s Tier 1 Leverage capital ratio at not less than 8% and a Total Risk-Based capital ratio of not less than 11%. As of September 30, 2009, the foregoing capital ratios for the Bank were 8.5% and 12.4%, respectively. We believe that we are currently in compliance in all material respects with the actions described in the memorandum. Consequently, we do not expect these actions to significantly change our business strategy in any material respect.

Risk Factors

          An investment in our common stock involves certain risks. You should carefully consider the risks described under “RISK FACTORS” beginning on page 6 of this prospectus, as well as other information included in or incorporated by reference into this prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

The Offering

          The following summary of the offering contains basic information about the offering and the common stock and is not intended to be a complete discussion of the offering or the common stock. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “DESCRIPTION OF CAPITAL STOCK.”

Issuer	American River Bankshares, a California corporation.

Common stock we are offering	________ shares of common stock, no par value.

Common stock outstanding after this offering	________ shares of common stock. (1)(2)

Over-allotment option	We have granted the underwriters an option to purchase up to an additional _________ shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Use of proceeds

We intend to use the net proceeds from this offering to enhance our ability to support internal organic growth, to maintain prudent and required regulatory capital levels, and for general corporate purposes which may include pursuing an FDIC-assisted acquisition.

Market and trading symbol for the common stock	Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “AMRB.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 5,797,533 shares of common stock outstanding as of November 25 , 2009.

(2)

Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, and 381,441 shares of common stock issuable pursuant to outstanding options under our stock option plan.

SUMMARY OF SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The selected consolidated financial information for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 is derived from our audited consolidated financial statements. The summary financial data at and for the nine months ended September 30, 2009 and 2008 is derived from our unaudited interim consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2009 and is incorporated by reference in this prospectus. These unaudited interim consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods indicated. Historical results are not necessarily indicative of future results, and the results for the nine months ended September 30, 2009 are not necessarily indicative of our expected results for the full year ending December 31, 2009. You should read the summary selected consolidated financial information presented below in conjunction with our consolidated financial statements and the notes to those consolidated financial statements and the related “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference in this prospectus.All per share data has been retroactively restated to reflect stock dividends and stock splits.

	At or For the Nine
	Months Ended September 30,		At or For The Year Ended December 31,
	(unaudited)
	2009	2008	2008	2007	2006	2005	2004 (1)
	(dollars in thousands, except per share data)
Operations Data:
Net interest income	$18,285	$19,479	$25,925	$26,402	$27,066	$26,462	$19,418
Provision for loan and lease losses	6,030	908	1,743	450	320	322	895
Noninterest income	1,756	1,670	2,168	2,599	2,443	2,329	2,395
Noninterest expenses	12,108	10,965	14,201	14,833	14,388	13,493	11,713
Income before income taxes	1,903	9,276	12,149	13,718	14,801	14,976	9,205
Income taxes	497	3,531	4,578	5,240	5,739	5,792	3,378
Net income	$1,406	$5,745	$7,571	$8,478	$9,062	$9,184	$5,827

Share Data:
Earnings per share - basic	$0.24	$0.99	$1.30	$1.40	$1.42	$1.41	$1.07
Earnings per share - diluted	0.24	0.98	1.30	1.39	1.39	1.38	1.02
Cash dividends per share (2)	0.29	0.43	0.57	0.55	0.53	0.46	0.36
Book value per share	11.02	10.63	10.95	10.22	10.00	9.67	9.13
Tangible book value per share	8.08	7.65	7.98	7.23	7.14	6.89	6.29

Balance Sheet Data:
Assets	$566,137	$576,668	$563,157	$573,685	$604,003	$612,763	$586,666
Loans and leases, net	387,316	420,911	412,356	394,975	382,993	365,571	352,467
Deposits	464,917	435,905	437,061	455,645	493,875	500,706	475,387
Shareholders’ equity	63,886	61,594	63,447	59,973	62,371	62,746	58,990

Financial Ratios:
Return on average equity	2.96%	12.63%	12.39%	14.01%	14.48%	15.14%	14.88%
Return on average tangible equity	4.05%	17.70%	17.32%	19.78%	20.33%	21.64%	15.48%
Return on average assets	0.33%	1.33%	1.32%	1.47%	1.50%	1.54%	1.33%
Efficiency ratio (3)	58.72%	50.20%	48.92%	49.49%	47.11%	45.16%	53.12%
Net interest margin (3)	4.96%	5.02%	5.03%	5.10%	5.03%	4.98%	4.90%
Net loans and leases to deposits	83.31%	96.56%	94.35%	86.68%	77.55%	73.01%	74.14%
Net charge-offs to average loans and leases	1.43%	0.20%	0.42%	0.11%	0.03%	0.04%	0.08%
Non-performing loans and leases to total loans and leases (4)	4.56%	1.97%	1.49%	1.86%	0.02%	0.02%	0.07%
Allowance for loan and lease losses to total loans and leases	1.92%	1.45%	1.41%	1.47%	1.51%	1.53%	1.54%
Average equity to average assets	11.18%	10.53%	10.62%	10.52%	10.38%	10.16%	8.92%

Capital Ratios:
Leverage capital ratio	8.49%	7.91%	8.32%	7.72%	7.81%	7.64%	8.35%
Total risk-based capital ratio	11.06%	9.75%	10.25%	9.45%	10.34%	10.57%	9.65%
Tier 1 risk-based capital ratio	12.31%	11.00%	11.50%	10.70%	11.59%	11.82%	10.90%

(1)

In December 2004, we completed a merger with Bank of Amador. The merger transaction was accounted for using the purchase method of accounting, and accordingly, the results of their operations are included in the financial data above.

(2)

On July 27, 2009, we announced that our Board of Directors temporarily suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends. Regulatory approval will be required before the payment of cash dividends may be reestablished.

(3)	Fully taxable equivalent.

(4)	Non-performing loans and leases consist of loans and leases past due 90 days or more and still accruing and nonaccrual loans and leases.

RISK FACTORS

          An investment in our common stock involves certain risks; the occurrence of one or more of these risks could have a material adverse effect on our business, financial performance and stock price. Before making an investment decision, you should read carefully and consider the risk factors below. You should also refer to other information contained in or incorporated by reference in this prospectus and any applicable prospectus supplement, including our consolidated financial statements and the related notes incorporated by reference herein. We conduct business in an environment that includes certain risks described below which could have a material adverse effect on our business, results of operations, financial condition, future prospects and stock price. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. You are also referred to the matters described under the heading “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” in this prospectus for additional information regarding factors that may affect our business.

Risks Related to Our Business

•	Worsening economic conditions could adversely affect our business.

The economic conditions in the United States in general and within California and in our operating markets may continue to deteriorate. Unemployment nationwide and in California has increased significantly through this economic downturn and is anticipated to increase or remain elevated for the foreseeable future. Availability of credit and consumer spending, real estate values, and consumer confidence have all declined markedly. The volatility of the capital markets and the credit, capital and liquidity problems confronting the U.S. financial system have not been resolved despite massive government expenditures and legislative efforts to stabilize the U.S. financial system. There is no assurance that such conditions will improve or be resolved in the foreseeable future.

The Bank conducts banking operations principally in Northern California. As a result, our financial condition, results of operations and cash flows are subject to changes in the economic conditions in Northern California. Our business results are dependent in large part upon the business activity, population, income levels, deposits and real estate activity in Northern California, and continued adverse economic conditions could have a material adverse effect upon us. In addition, the State of California is currently experiencing significant budgetary and fiscal difficulties, which includes terminating and furloughing State employees. The businesses operating in California and, in particular, Sacramento depend on these State employees for business, and reduced spending activity by these State employees could have a material impact on the success or failure of these businesses, some of which are current or could become future customers of the Bank.

We can provide no assurance that economic conditions in the United States in general and in the State of California and within our operating markets will not further deteriorate or that such deterioration will not materially and adversely affect us. A further deterioration in economic conditions locally, regionally or nationally could result in a further economic downturn in Northern California with the following consequences, any of which could further adversely affect our business:

•	loan delinquencies and defaults may increase;

•	problem assets and foreclosures may increase;

•	demand for our products and services may decline;

•	low cost or noninterest bearing deposits may decrease;

•	collateral for loans may decline in value, in turn reducing customers’ borrowing power, and reducing the value of assets and collateral as sources of repayment of existing loans;

•	foreclosed assets may not be able to be sold;

•	volatile securities market conditions could adversely affect valuations of investment portfolio assets; and

•	reputational risk may increase due to public sentiment regarding the banking industry.

•	Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

At September 30, 2009, our non-performing loans and leases were 4.56% of total loans and leases, compared to 5.16% at June 30, 2009, 1.55% at March 31, 2009, and 1.49% at December 31, 2008. At September 30, 2009, our non-performing assets (which include foreclosed real estate) were 3.80% of total assets, compared to 4.40% at June 30, 2009, 1.96% at March 31, 2009, and 1.49% at December 31, 2008. The allowance for loan and lease losses as a percentage of non-performing assets was 35.2% as of September 30, 2009 compared to 31.9% at June 30, 2009, 53.5% at March 31, 2009, and 70.5% at December 31, 2008. Non-performing assets adversely affect our net income in various ways. Until economic and market conditions improve, we expect to continue to incur losses relating to an increase in non-performing assets. We generally do not record interest income on non-performing loans or other real estate owned, thereby adversely affecting our income and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of non-performing assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile. We anticipate that our regulators will request that we reduce our level of non-performing assets in the near future. When we reduce problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of non-performing assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience future increases in non-performing assets or that the disposition of such non-performing assets will not adversely affect our profitability.

•	Tightening of credit markets and liquidity risk could adversely affect our business, financial condition and results of operations.

A tightening of the credit markets or any inability to obtain adequate funds for continued loan growth at an acceptable cost could adversely affect our asset growth and liquidity position and, therefore, our earnings capability. In addition to core deposit growth, maturity of investment securities and loan and lease payments, we also rely on alternative funding sources including secured borrowing lines with the Federal Home Loan Bank of San Francisco and the Federal Reserve Bank of San Francisco, and public time certificates of deposits. In the past, we have had available to us a number of unsecured borrowing lines through our correspondent banks. In 2009, we changed our correspondent banking relationship and had our available lines reduced to $10 million with the new correspondent bank. While we continue to have this unsecured borrowing line available to us, we historically have not relied on these unsecured borrowing lines as a source of funding and determined that it was not necessary to replace such borrowing lines. Our ability to access these sources could be impaired by deterioration in our financial condition as well as factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations for the financial services industry or serious dislocation in the general credit markets. In the event such a disruption should occur, our ability to access these sources could be adversely affected, both as to price and availability, which would limit, or potentially raise the cost of, the funds available to us.

•	We have a concentration risk in real estate related loans.

At September 30, 2009, $289.9 million, or 73.3% of our total loan and lease portfolio, consisted of real estate related loans. Of that amount, $221.7 million, or 76.5%, consisted of commercial real estate, $32.9 million, or 11.3%, consisted of commercial and residential construction loans (including land acquisition and development) and $35.3 million, or 12.2%, consisted of residential mortgages and residential multi-family real estate. The commercial real estate, commercial and residential construction, and residential mortgage and residential multi-family real estate loans had average original loan-to-value ratios of 54.6%, 65.1%, and 55.8%, respectively. We rely on original loan-to-value ratios on loans that are considered performing and obtain updated appraisals at such time a loan becomes non-performing, is renewed or is modified. Substantially all of our real property collateral is located in our operating markets in Northern California. The continuing trend of deteriorating economic conditions in California and in our operating markets has contributed to an overall decline in commercial and residential real estate values. A continuing substantial decline in commercial and residential real estate values in our primary market areas could occur as a result of worsening economic conditions or other events including natural disasters such as earthquakes, fires, and floods. Such a decline in values could have an adverse impact on us by limiting repayment of defaulted loans through sale of commercial and residential real estate collateral and by a likely increase in the number of defaulted loans to the extent that the financial condition of our borrowers is adversely affected by such a decline in values.

At September 30, 2009, our residential construction loans (including land acquisition and development) were just $22.4 million, or 5.7% of our total loans and leases, and these loans were comprised of 58.0% owner-occupied and 42.0% non-owner-occupied. Construction, land acquisition and development lending involves additional risks because funds are advanced on the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the related loan-to-value ratio. As a result, non-owner-occupied construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the completion of the project and the ability of the borrower to sell the property, rather than the ability of the borrower or the guarantor to repay the principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction of the project. If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan, as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time. The adverse effects of the foregoing matters upon our real estate portfolio could necessitate a material increase in the provision for loan and lease losses.

•	Our allowance for loan and lease losses may not be adequate to cover actual losses.

Like all financial institutions, the Bank maintains an allowance for loan and lease losses to provide for loan defaults and non-performance, but its allowance for loan and lease losses may not be adequate to cover actual loan and lease losses. In addition, future provisions for loan and lease losses could materially and adversely affect the Bank’s and therefore our operating results. The adequacy of the Bank’s allowance for loan and lease losses is based on prior experience, as well as an evaluation of the risks in the current portfolio. The amount of realizable future losses is susceptible to changes in economic, operating and other conditions, including changes in the local and general California real estate market and operating environment as well as interest rates, employment levels and other economic factors that may be beyond our control, and these losses may exceed current estimates.

Federal regulatory agencies, as an integral part of the examination process, review the Bank’s loans and leases and allowance for loan and lease losses as well as management’s policies and procedures for determining the adequacy of the allowance for loan and lease losses. We believe that our allowance for loan and lease losses policies are effective and that our allowance for loan and lease losses is adequate to cover current losses. However, we cannot assure you that the Bank will not have to further increase the allowance for loan and lease losses as a result of the effects of continued deterioration of economic conditions nationally, in the operating markets in which the Bank conducts business and, specifically, within the Bank’s loan and lease portfolio or that regulatory agencies or changes in regulation or accounting methodologies will not require an increase to this allowance.

•	Our focus on lending to small to mid-sized community-based businesses may increase our credit risk.

As of September 30, 2009, our largest outstanding commercial business loan and largest outstanding commercial real estate loan amounted to $2.8 million and $6.1 million, respectively. At such date, our commercial real estate loans amounted to $289.9 million, or 73.3% of our total loan and lease portfolio, and our commercial business loans amounted to $79.3 million, or 20.1% of our total loan and lease portfolio. Commercial real estate and commercial business loans generally are considered riskier than single-family residential loans because they have larger balances to a single borrower or group of related borrowers. Commercial real estate and commercial business loans involve risks because the borrowers’ ability to repay the loans typically depends primarily on the successful operation of the businesses or the properties securing the loans. Most of the Bank’s commercial real estate and commercial business loans are made to small business or middle market customers who may have a heightened vulnerability to economic conditions. Moreover, a portion of these loans have been made by us in recent years and the borrowers may not have experienced a complete business or economic cycle. Furthermore, the deterioration of our borrowers’ businesses may hinder their ability to repay their loans with us, which could adversely affect our results of operations.

•	We are subject to extensive regulation, which could adversely affect our business.

Our operations are subject to extensive regulation by Federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. We believe that we are in substantial compliance in all material respects with laws, rules and regulations applicable to the conduct of our business. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to regular modification and change. There can be no assurance that these laws, rules and regulations will not be modified, or that any other new laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, or restrict our ability to originate, broker or sell loans, reduce service charge income on deposits, or further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Bank.

•	Our business is subject to interest rate risk, and variations in interest rates may negatively affect our financial performance.

Changes in the interest rate environment may reduce our net interest income. It is expected that we will continue to realize income from the differential or “margin” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest margins are affected by the difference between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. In addition, loan volume and yields are affected by market interest rates on loans, and rising interest rates generally are associated with a lower volume of loan originations. We cannot assure you that we can minimize our interest rate risk. In addition, an increase in the general level of interest rates may adversely affect the ability of certain borrowers to pay the interest on and principal of their obligations. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest margin, asset quality, and loan origination volume.

•	Governmental monetary policies and intervention to stabilize the U.S. financial system may affect our business and are beyond our control.

The business of banking is affected significantly by the fiscal and monetary policies of the Federal government and its agencies. Such policies are beyond our control. We are particularly affected by the policies established by the Federal Reserve Board in relation to the supply of money and credit in the United States. The instruments of monetary policy available to the Federal Reserve Board can be used in varying degrees and combinations to directly affect the availability of bank loans and deposits, as well as the interest rates charged on loans and paid on deposits, and this can and does have a material effect on our business.

Recent legislation including the Emergency Economic Stabilization Act of 2008 (the “EESA”), signed into law by President Bush on October 3, 2008, and the American Recovery and Reinvestment Act of 2009 (the “ARRA”), signed into law by President Obama on February 17, 2009, each include programs that are intended to help stabilize the U.S. financial system. However, it is uncertain whether such legislation will sufficiently resolve the volatility of capital and credit markets or improve capital and liquidity problems confronting the financial system. The failure of the EESA or ARRA to mitigate or eliminate such volatility and problems affecting the financial markets and a continuation or worsening of current financial market conditions could limit our access to capital or sources of liquidity in amounts and at times necessary to conduct operations in compliance with applicable regulatory requirements.

•	The Bank faces strong competition from banks, financial service companies and other companies that offer banking services, which could adversely affect our business.

Increased competition in our market may result in reduced loans and deposits or the rates charged or paid on these instruments and adversely affect our net interest margin. Ultimately, we may not be able to compete successfully against current and future competitors. Many competitors offer similar banking services to those that are offered by the Bank in its service area. These competitors include national and super-regional banks, finance companies, investment banking and brokerage firms, credit unions, government-assisted farm credit programs, other community banks and technology-oriented financial institutions offering online services. In particular, the Bank’s competitors include several major financial companies whose greater resources may afford them a marketplace advantage by enabling them to maintain numerous banking locations and mount extensive promotional and advertising campaigns. Additionally, banks and other financial institutions with larger capitalization and financial intermediaries not subject to bank regulatory restrictions have larger lending limits than we do and are thereby better able to serve the credit needs of larger customers. Areas of competition include interest rates for loans and deposits, efforts to obtain deposits, as well as the range and quality of products and services provided, including new technology-driven products and services. Technological innovation continues to contribute to greater competition in domestic and international financial services markets as technological advances, such as Internet-based banking services that cross traditional geographic bounds, enable more companies to provide financial services. If the Bank is unable to attract and retain banking customers, we may be unable to maintain our historical levels of loans and leases and deposits or our net interest margin.

•	Our operations are dependent upon key personnel.

Our future prospects are and will remain highly dependent on our directors, executive officers and other key personnel. Our success will, to some extent, depend on the continued service of our directors and continued employment of the executive officers, in addition to our ability to attract and retain experienced banking professionals to serve us and the Bank in other key positions. The unexpected loss of the services of any of these individuals could have a detrimental effect on our business.

•	Technology implementation problems or computer system failures could adversely affect us.

Our future growth prospects will be highly dependent on the ability of the Bank to implement changes in technology that affect the delivery of banking services such as the increased demand for computer access to bank accounts and the availability to perform banking transactions electronically. The Bank’s ability to compete will depend upon its ability to continue to adapt technology on a timely and cost-effective basis to meet such demands. In addition, our business and operations and those of the Bank could be susceptible to adverse effects from computer failures, communication and energy disruption, and activities such as fraud of unethical individuals with the technological ability to cause disruptions or failures of the Bank’s data processing system.

•	Information security breaches or other technological difficulties could adversely affect us.

We cannot be certain that the continued implementation of safeguards will eliminate the risk of vulnerability to technological difficulties or failures or ensure the absence of a breach of information security. The Bank will continue to rely on the services of various vendors who provide data processing and communication services to the banking industry. Nonetheless, if information security is compromised or other technology difficulties or failures occur at the Bank or with one of our vendors, information may be lost or misappropriated, services and operations may be interrupted and the Bank could be exposed to claims from its customers as a result.

•	Our controls over financial reporting and related governance procedures may fail or be circumvented.

Management regularly reviews and updates our internal control over financial reporting, disclosure controls and procedures, and corporate governance policies and procedures. We maintain controls and procedures to mitigate risks such as processing system failures or errors and customer or employee fraud, and we maintain insurance coverage for certain of these risks. Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and provides only reasonable, not absolute, assurances that the objectives of the system are met. Events could occur which are not prevented or detected by our internal controls, are not insured against, or are in excess of our insurance limits. Any failure or circumvention of our controls and procedures, or failure to comply with regulations related to controls and procedures, could have an adverse effect on our business.

•	We may not be successful in raising additional capital needed in the future.

If additional capital is needed in the future as a result of losses, our business strategy or regulatory requirements, there is no assurance that our efforts to raise such additional capital will be successful or that shares sold in the future will be sold at prices or on terms equal to or better than the shares sold in this offering. The inability to raise additional capital when needed or at prices and terms acceptable to us could adversely affect our ability to implement our business strategies.

•	The effects of legislation in response to current credit conditions may adversely affect us.

Legislation that has or may be passed at the Federal level and/or by the State of California in response to current conditions affecting credit markets could cause us to experience higher credit losses if such legislation reduces the amount that the Bank’s borrowers are otherwise contractually required to pay under existing loan contracts. Such legislation could also result in the imposition of limitations upon the Bank’s ability to foreclose on property or other collateral or make foreclosure less economically feasible. Such events could result in increased loan and lease losses and require a material increase in the allowance for loan and lease losses.

•	The effects of changes to FDIC insurance coverage limits are uncertain and increased premiums may adversely affect us.

The Emergency Economic Stabilization Act of 2008 included a provision for an increase in the amount of deposits insured by the FDIC to $250,000. On October 14, 2008, the FDIC announced the Temporary Liquidity Guarantee Program, which includes the Transaction Account Guarantee Program (the “TAGP”). The TAGP provides unlimited deposit insurance on funds in noninterest bearing transaction deposit accounts not otherwise covered by the existing deposit insurance limit of $250,000. All eligible institutions were covered under the TAGP for the first 30 days without incurring any costs. After the initial period, participating institutions were assessed a 10 basis point surcharge on the additional insured deposits through the scheduled end of the program on December 31, 2009. The Bank opted to participate in the TAGP. The FDIC extended the TAGP to June 30, 2010 and increased the annual assessment from 10 to 25 basis points for banks that do not opt-out of the TAGP. Banks currently participating must opt-out by November 2, 2009 in order to terminate coverage effective January 1, 2010. We do not anticipate opting out of the TAGP and as a result, increased premiums will impact our earnings.

It is not clear how depositors will respond regarding the increase in insurance coverage. Despite the increase, some depositors may reduce the amount of deposits held at the Bank if concerns regarding bank failures persist, which could affect the level and composition of the Bank’s deposit portfolio and thereby directly impact the Bank’s funding costs and net interest margin. The Bank’s funding costs may also be adversely affected in the event that the activities of the Federal Reserve Board and the U.S. Treasury, intended to provide liquidity for the banking system and improvement in capital markets, are curtailed or unsuccessful. Such events could reduce liquidity in the markets, thereby increasing funding costs to the Bank or reducing the availability of funds to the Bank to finance its existing operations and thereby adversely affecting our results of operations.

In addition, the FDIC recently adopted a final rule revising its risk-based assessment system, effective April 1, 2009. The changes to the assessment system involve adjustments to the risk-based calculation of an institution’s unsecured debt, secured liabilities and brokered deposits. The revisions effectively result in a range of possible assessments under the risk-based system of 7 to 77.5 basis points. The potential increase in FDIC insurance premiums will add to our cost of operations and could have a significant impact on us. Depending on any future losses that the FDIC insurance fund may suffer due to failed institutions, there can be no assurance that there will not be additional significant premium increases in order to replenish the fund. To this end, the FDIC recently imposed a special assessment of 5 basis points on all insured institutions. This emergency assessment was calculated based on the insured institution’s assets at June 30, 2009 and paid on September 30, 2009. Based on our June 30, 2009 assets subject to the FDIC assessment, we accrued approximately $253,000 for the special assessment. In addition, on November 12 , 2009, the FDIC announced a final rule to require most banks to prepay their estimated quarterly risk-based assessments for 2010, 2011 and 2012. In addition, the rule also includes an increase of 3 basis points in the deposit assessment base rate, beginning January 1, 2011. Prepayments of and/or an increase in premiums will impact our earnings adversely.

•	In the future we may be required to recognize impairment with respect to investment securities, including the FHLB stock we hold.

Our securities portfolio contains whole loan private mortgage-backed securities and currently includes securities with unrecognized losses. We may continue to observe declines in the fair market value of these securities. We evaluate the securities portfolio for any other than temporary impairment each reporting period, as required by generally accepted accounting principles, and as of September 30, 2009, we did not recognize any securities as other than temporarily impaired. There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings. In addition, as a condition to membership in the Federal Home Loan Bank of San Francisco (the “FHLB”), we are required to purchase and hold a certain amount of FHLB stock. Our stock purchase requirement is based, in part, upon the outstanding principal balance of advances from the FHLB. At September 30, 2009, we held stock in the FHLB totaling $3.9 million. The FHLB stock held by us is carried at cost and is subject to recoverability testing under applicable accounting standards. To date, the FHLB has not discontinued the distribution of dividends on its shares. However, there can be no assurance the FHLB’s dividend paying practices will continue. As of September 30, 2009, we did not recognize an impairment charge related to our FHLB stock holdings. There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

•	If the goodwill we have recorded in connection with our acquisition of Bank of Amador becomes impaired, it could have an adverse impact on our earnings and capital.

At September 30, 2009, we had approximately $16.3 million of goodwill on our balance sheet attributable to our merger with Bank of Amador in December 2004. In accordance with generally accepted accounting principles, our goodwill is not amortized but rather evaluated for impairment on an annual basis or more frequently if events or circumstances indicate that a potential impairment exists. Such evaluation is based on a variety of factors, including the quoted price of our common stock, market prices of the common stock of other banking organizations, common stock trading multiples, discounted cash flows, and data from comparable acquisitions. There can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

•	The effects of terrorism and other events beyond our control may adversely affect our results of operations.

The terrorist actions on September 11, 2001 and thereafter, as well as the current military conflicts in Afghanistan and Iraq, have had significant adverse effects upon the United States economy. Whether terrorist activities in the future and the actions of the United States and its allies in combating terrorism on a worldwide basis will adversely impact us and the extent of such impact is uncertain. Similar events beyond our control including, but not limited to, financial and economic volatility and governmental actions in response, natural disasters such as earthquakes, floods, fires, and similar adverse weather occurrences, disruption of power supplies and communications equipment such as telephones, cellular phones, computers, and other forms of electronic equipment or media, and widespread, adverse public health occurrences, may adversely affect our future results of operations by, among other things, disrupting the conduct of our operations and those of our customers, which could result in a reduction in the demand for loans and other products and services offered by the Bank, increase non-performing loans and the amounts reserved for loan and lease losses, or cause significant declines in our level of deposits.

•	Future acquisitions and expansion activities may disrupt our business and adversely affect our operating results.

We regularly evaluate potential acquisitions and expansion opportunities. To the extent that we grow through acquisitions, we cannot ensure that we will be able to adequately or profitably manage this growth. Acquiring other banks, branches or other assets, as well as other expansion activities, involves various risks including the risks of incorrectly assessing the credit quality of acquired assets, encountering greater than expected costs of incorporating acquired banks or branches into the Bank, executing cost savings measures, and being unable to profitably deploy funds in an acquisition.

Risks Related to This Offering and Our Common Stock

•	The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers will experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

•	We may raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our common stock.

Except as described in the section of this prospectus entitled “UNDERWRITING,” we are not restricted from issuing additional shares of common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We frequently evaluate opportunities to access the capital markets taking into account our regulatory capital ratios, financial condition and other relevant considerations, and subject to market conditions, we may take further capital actions in addition to issuance of the shares offered by this prospectus. Such actions could include, among other things, the issuance of additional shares of common stock in public or private transactions in order to further increase our capital levels above the requirements for a well-capitalized institution established by the Federal bank regulatory agencies as well as other regulatory targets.

The issuance of any additional shares of common stock or securities convertible into or exchangeable for common stock or that represent the right to receive common stock, or the exercise of such securities including, without limitation, securities issued upon exercise of outstanding stock options under our stock option plan, could be substantially dilutive to shareholders of our common stock, including purchasers of common stock in this offering. Holders of our shares of common stock have no preemptive rights that entitle holders to purchase their pro rata share of any offering of shares of any class or series and, therefore, such sales or offerings could result in increased dilution to our shareholders. The market price of our common stock could decline as a result of sales of shares of our common stock made after this offering or the perception that such sales could occur.

•	The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

The stock market and, in particular, the market for financial institution stocks, has experienced significant volatility, which, in recent quarters, has reached unprecedented levels. In some cases, the markets have produced downward pressure on stock prices for certain issuers without regard to those issuers’ underlying financial strength. As a result, the trading volume in our common stock may fluctuate more than usual and cause significant price variations to occur. This may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive. The low trading volume in our common shares on the NASDAQ Global Select Market means that our shares may have less liquidity than other publicly traded companies. We cannot ensure that the volume of trading in our common shares will be maintained or will increase in the future.

The trading price of the shares of our common stock will depend on many factors, which may change from time to time and which may be beyond our control, including, without limitation, our financial condition, performance, creditworthiness and prospects, future sales or offerings of our equity or equity related securities, and other factors identified above under “CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS” and below. These broad market fluctuations have adversely affected and may continue to adversely affect the market price of our common stock. Among the factors that could affect our stock price are:

•	actual or anticipated quarterly fluctuations in our operating results and financial condition;

•

changes in financial estimates or publication of research reports and recommendations by financial analysts or actions taken by rating agencies with respect to our common stock or those of other financial institutions;

•	failure to meet analysts’ revenue or earnings estimates;

•	speculation in the press or investment community generally or relating to our reputation, our market area, our competitors or the financial services industry in general;

•	strategic actions by us or our competitors, such as acquisitions, restructurings, dispositions or financings;

•	actions by our current shareholders, including sales of common stock by existing shareholders and/or directors and executive officers;

•	fluctuations in the stock price and operating results of our competitors;

•	future sales of our equity, equity-related or debt securities;

•	changes in the frequency or amount of dividends or share repurchases;

•	proposed or adopted regulatory changes or developments;

•	anticipated or pending investigations, proceedings, or litigation that involves or affects us;

•	trading activities in our common stock, including short-selling;

•	domestic and international economic factors unrelated to our performance; and

•	general market conditions and, in particular, developments related to market conditions for the financial services industry.

A significant decline in our stock price could result in substantial losses for individual shareholders, including investors in this offering.

•	We will have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively.

We intend to use the net proceeds from this offering to enhance our ability to support internal organic growth, to maintain prudent and required regulatory capital levels, and for general corporate purposes. Such uses of the proceeds may include investments and taking advantage of business opportunities in our market areas, subject to regulatory approval, such as FDIC-assisted acquisition transactions, deposit, branch or whole bank acquisitions or establishment of de novo branch offices in markets where we wish to expand our business. Although we are periodically engaged in discussions with potential acquisition candidates, we are not currently a party to any purchase or merger agreement. There can be no assurance that we will be able to negotiate future acquisitions on terms acceptable to us. Investing the proceeds of this offering in securities until we are able to deploy the proceeds would provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, net interest margin, return on assets and return on equity. Management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses.

•	We may be unable or choose not to pay cash dividends in the foreseeable future.

Our ability to pay dividends on our common stock depends on a variety of factors. On July 27, 2009 we announced suspension of our quarterly dividends, as compared to our quarterly dividends of $0.143 per share declared each quarter since the fourth quarter of 2007. We will be required to seek regulatory approval prior to reestablishing cash dividends at any level. There is no assurance that any cash dividends will be paid in the future since they are subject to regulatory restrictions and to evaluation by our Board of Directors of financial factors including, but not limited to, our earnings, financial condition and capital requirements.

•	Anti-takeover provisions in our articles of incorporation and bylaws and California law could make a third party acquisition of us difficult.

Our articles of incorporation and bylaws contain provisions that could make it more difficult for a third party to acquire us (even if doing so would be beneficial to our shareholders) and for holders of our common stock to receive any related takeover premium for their common stock. We are also subject to certain provisions of California law that would delay, deter or prevent a change in control of American River Bankshares. These provisions could limit the price that investors might be willing to pay in the future for shares of our common stock. Please refer to the section of this prospectus entitled “DESCRIPTION OF CAPITAL STOCK.”

USE OF PROCEEDS

          Assuming a public offering price of $6. 16 per share, we estimate that we will receive net proceeds of $20.7 million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We anticipate contributing a significant amount of the proceeds to the Bank to support internal organic growth and to maintain prudent and required regulatory capital levels. We also expect to use any additional net proceeds for general corporate purposes, which may include investments, acquisitions or other business opportunities in our market areas, subject to regulatory approval, including FDIC-assisted transactions. Further, in markets where we wish to expand our business, we may consider opening de novo offices. The amounts and purposes for which we allocate the net proceeds of this offering may vary depending upon a number of factors, including future revenue, the amount of cash generated by our operations, and internal organic growth opportunities. Pending allocation to specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

          The following table sets forth our actual cash and cash equivalents, capitalization, per common share book values, and regulatory capital ratios, each at September 30, 2009 and as adjusted to give effect to the issuance of the common stock offered hereby and the use of proceeds, as described in the section entitled “USE OF PROCEEDS.”

	At September 30, 2009 (unaudited)

	Actual	As Adjusted(1)

	(dollars in thousands, except per share data)

Shareholders’ Equity
Preferred stock, authorized 20,000,000 shares without par; no shares issued and outstanding, actual and as adjusted	$—	$—
Common stock, authorized 20,000,000 shares without par; issued and outstanding 5,797,533, actual; issued and outstanding 9,368,962 shares, as adjusted	47,625	68,275
Retained earnings	15,365	15,365
Accumulated other comprehensive income, net of taxes	896	896

Total shareholders’ equity	$63,886	$84,536

Per Common Share
Common book value per share	$11.02	$9. 02
Tangible common book value per share	$8.08	$7. 21

Regulatory Capital Ratios (2)
Leverage Ratio	8.49%	11.86%
Tier 1 Capital	11.06%	15.99%
Total Capital	12.31%	17.24%

(1)

Assumes that $22.0 million of our common stock is sold in this offering at $6. 16 per share, our closing price on November 24 , 2009, and that the net proceeds thereof are approximately $20.7 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, net proceeds will increase to $23.8 million.

(2)	Represents American River Bankshares regulatory capital ratios. These capital ratios do not differ significantly from those of the Bank.

PRICE RANGE OF COMMON STOCK

          Our common stock is listed and traded on the NASDAQ Global Select Market under the symbol “AMRB.” The following table sets forth, for the quarters shown, the range of high and low sales prices of our common stock on the NASDAQ Global Select Market and the cash dividends declared on the common stock. As of September 30, 2009, we had 5,797,533 shares of common stock outstanding, held of record by approximately 2,680 shareholders. The last reported sales price of our common stock on the NASDAQ Global Select Market on November 24 , 2009 was $6. 16 per share.

Quarter Ended	High	Low	Dividends per Share

2009
December 31 (through November 24 , 2009)	$7.98	$6.10	$—
September 30	$10.99	$7.45	$—
June 30	$12.15	$7.90	$0.143
March 31	$10.97	$7.02	$0.143
2008
December 31	$13.33	$8.01	$0.143
September 30	$11.33	$7.17	$0.143
June 30	$15.67	$9.29	$0.143
March 31	$17.34	$14.29	$0.143
2007
December 31	$20.41	$15.05	$0.143
September 30	$21.68	$19.56	$0.136
June 30	$22.22	$21.19	$0.136
March 31	$24.03	$21.33	$0.136

DIVIDEND POLICY

          We have paid quarterly cash dividends on our common stock since the first quarter of 2004; prior to that, we paid cash dividends twice a year since 1992. On July 27, 2009, we announced that our Board of Directors had temporarily suspended the payment of cash dividends, until such time that it was prudent to reestablish the payment of cash dividends. We rely on distributions from the Bank in the form of cash dividends in order to pay cash dividends to our shareholders. Any future cash dividends from the Bank will require prior approval from our regulators. There is no assurance, however, that any dividends will be paid in the future since they are subject to regulatory and statutory restrictions and regulatory approvals and to evaluation by our Board of Directors of financial factors including, but not limited to, earnings, financial condition and capital requirements of American River Bankshares and the Bank.

DESCRIPTION OF CAPITAL STOCK

          The following is a brief description of the terms of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified in its entirety by reference to the General Corporation Law of the State of California, Federal law, our articles of incorporation, as amended, and our bylaws, as amended, copies of which have been filed with the Securities and Exchange Commission and are also available upon request from us.

Common Stock

          General

          Our articles of incorporation, as amended, provide the authority to issue 20,000,000 shares of common stock, no par value per share. At November 25 , 2009, there were 5,797,533 shares of common stock issued and outstanding, held of record by approximately 2,680 shareholders. In addition, at November 25 , 2009, 381,441 shares of our common stock were issuable pursuant to outstanding options under our stock compensation plan. Our common stock is listed on the NASDAQ Global Select Market under the symbol “AMRB.” Outstanding shares of our common stock are validly issued, fully paid and non-assessable.

          Each share of our common stock has the same relative rights and is identical in all respects to each other share of our common stock. The common stock has no preemptive, conversion or redemption rights or sinking fund provisions.

          Voting Rights

          On any matter submitted to a vote of the shareholders, holders of common stock are entitled to one vote, in person or by proxy, for each share of common stock held of record in the shareholder’s name on our books as of the record date. Cumulative voting for the election of directors is not permitted, which means that the holders of the majority of shares voting for the election of directors can elect all members of our Board of Directors.

          Liquidation Rights

          The holders of our common stock will become entitled to participate equally in the distribution of any of our assets remaining after we have paid, or provided for the payment of, all of our debts and liabilities and after we have paid, or set aside for payment, to the holders of any class of stock having preference over the common stock in the event of liquidation, dissolution or winding up, the full preferential amounts, if any, to which they are entitled.

          Dividends

          Holders of our common stock are entitled to receive cash dividends if and when declared by our Board of Directors out of any funds legally available for cash dividends. As a holding company, our ability to pay cash dividends is affected by the ability of our bank subsidiary to pay cash dividends. The ability of our bank subsidiary, and our ability, to pay cash dividends in the future and the amount of any such cash dividends is, and could in the future be further, influenced by bank regulatory requirements and approvals, and capital guidelines.

          Transfer Agent and Registrar

          The transfer agent and registrar for our common stock is Computershare Trust Co., Inc. Its address is 350 Indiana Street, Golden, Colorado 80401, and its telephone number is (303) 262-0600.

Preferred Stock

          Our articles of incorporation, as amended, provide the authority to issue 20,000,000 shares of preferred stock. As of November 25 , 2009, there were no shares of preferred stock outstanding. Our Board of Directors is authorized, without further action of the shareholders, to issue from time to time shares of preferred stock in one or more series and with such relative rights, powers, preferences, and limitations as our Board of Directors may determine at the time of issuance. Such shares may be convertible into common stock and may be senior to the common stock in the payment of dividends, liquidation, voting and other rights, preferences and privileges. The issuance of shares of preferred stock could adversely affect the holders of common stock. For example, the issuance of preferred stock could be used in certain circumstances to render more difficult or discourage a merger, tender offer, proxy contest or removal of incumbent management. Preferred stock may be issued with voting and conversion rights that could adversely affect the voting power and other rights of the holders of common stock.

Anti-Takeover Effects of Certain Provisions of Our Charter Documents and California and Federal Banking Law

          The following is a summary of certain provisions of law and our articles of incorporation and bylaws, that may have the effect of discouraging, delaying or preventing a change of control, change in management or an unsolicited acquisition proposal that a shareholder might consider favorable, including proposals that might result in the payment of a premium over the market price for the shares held by our shareholders. This summary does not purport to be complete and is qualified in its entirety by reference to the laws and documents referenced.

          With respect to our charter documents, while such provisions might be deemed to have some “anti-takeover” effect, the principal effect of these provisions is to protect our shareholders generally and to provide our Board of Directors and shareholders a reasonable opportunity to evaluate and respond to unsolicited acquisition proposals.

          Charter Documents

          Authorized shares of common stock or preferred stock may be used by our Board of Directors consistent with its fiduciary duty to deter future attempts to gain control of us. Our Board of Directors also has sole authority to determine the terms of any one or more series of preferred stock, including voting rights, conversion rates and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, our Board of Directors has the power, to the extent consistent with its fiduciary duty, to issue a series of preferred stock to persons friendly to management in order to attempt to block a post-tender offer merger or other transaction by which a third party seeks control, and thereby assist management in retaining its position. Our bylaws impose certain notice and information requirements in connection with the nomination by shareholders of candidates for election to our Board of Directors or proposals by shareholders of business to be acted upon at any annual or special meeting of shareholders.

          Cumulative Voting

          Cumulative voting allows a shareholder to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares held in the shareholder’s name on the record date. Our articles of incorporation provide that shareholders are not entitled to cumulative voting in the election of directors. The absence of cumulative voting may deter efforts to obtain control of American River Bankshares on a basis which some shareholders might deem favorable. This anti-takeover measure may decrease the likelihood that a person or group would obtain control of American River Bankshares and it may perpetuate incumbent management.

          California and Federal Banking Law

          The following discussion is a summary of certain provisions of California and Federal law and regulations which may be deemed to have “anti-takeover” effects. The description of these provisions is necessarily general and reference should be made to the actual law and regulations.

          Federal law prohibits a person or group of persons “acting in concert” from acquiring “control” of a bank holding company unless the Federal Reserve Board has been given 60 days prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days (or longer) the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank or bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control. In addition, any “company” would be required to obtain the approval of the Federal Reserve Board under the Bank Holding Company Act before acquiring 25% (5% in the case of an acquiror that is, or is deemed to be, a bank holding company) or more of any class of voting stock, or such lesser number of shares as may constitute control.

          Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the California DFI has approved such acquisition of control. A person would be deemed to have acquired control of a bank if such person, directly or indirectly, has the power (1) to vote 25% or more of the voting power of a bank, or (2) to direct or cause the direction of the management and policies of a bank. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control American River Bank.

UNDERWRITING

          Subject to the terms and conditions stated in the underwriting agreement with Howe Barnes Hoefer & Arnett, Inc., as the representative of the underwriters named below, each underwriter named below has severally agreed to purchase from us the respective number of shares of common stock set forth opposite its name in the table below.

Name	Number of Shares

Howe Barnes Hoefer & Arnett, Inc.
Wunderlich Securities

Total

          The underwriting agreement provides that underwriters’ obligations are several, which means that each underwriter is required to purchase a specific number of shares of common stock, but it is not responsible for the commitment of any other underwriter. The underwriting agreement provides that the underwriters’ several obligations to purchase the shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in the financial markets; and

•	we deliver customary closing documents and legal opinions to the underwriters.

          The underwriters are committed to purchase and pay for all of the shares of common stock being offered by this prospectus, if any such shares of common stock are purchased. However, the underwriters are not obligated to purchase or pay for the shares of common stock covered by the underwriters’ over-allotment option described below, unless and until they exercise this option.

          The shares of common stock are being offered by the several underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions. The underwriters reserve the right to withdraw, cancel, or modify this offering and to reject orders in whole or in part.

          Our common stock is listed on the NASDAQ Global Select Market under the symbol “AMRB.”

Commissions and Expenses

           The underwriters propose to offer shares of our common stock directly to the public at $[_____] per share and to certain dealers at such price less a concession not in excess of $[_____] per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $[_____] per share to other dealers. If all of the shares of our common stock are not sold at the public offering price, the representative of the underwriters may change the public offering price and the other selling terms.

          The following table shows the per share and total underwriting discount that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share	Total Without Option Exercised	Total With Option Exercised

Public offering price	$	$	$
Underwriting discount

          We estimate that our share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $[_____].

Over-Allotment Option

          We have granted to the underwriters an over-allotment option, exercisable no later than 30 days from the date of this prospectus, to purchase up to an aggregate of [_____] additional shares of our common stock at the public offering price, less the underwriting discount and commission set forth on the cover page of this prospectus. To the extent that the underwriters exercise their over-allotment option, the underwriters will become obligated, so long as the conditions of the underwriting agreement are satisfied, to purchase the additional shares of our common stock in proportion to their respective initial purchase amounts. We will be obligated to sell the shares of our common stock to the underwriters to the extent the over-allotment option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the shares of our common stock offered by this prospectus.

Lock-Up Agreements

          Our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus, none of our executive officers or directors will, without the prior written consent of Howe Barnes Hoefer & Arnett, Inc., as the representative on behalf of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or hedge any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Howe Barnes Hoefer & Arnett, Inc., in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Indemnity

          We have agreed to indemnify the underwriters and persons who control the underwriters against liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization

          In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•

Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•

Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions. These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Other Considerations

          It is expected that delivery of the shares of our common stock will be made against payment therefor on or about the date specified on the cover page of this prospectus. Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.

          Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses.

LEGAL MATTERS

          The validity of the shares of common stock offered by this prospectus will be passed upon for us by Dodd•Mason•George LLP, San Jose, California. Certain legal matters will be passed upon for the underwriters by Foster Pepper PLLC, Seattle, Washington.

EXPERTS

          The consolidated financial statements of American River Bankshares incorporated by reference from our Annual Report on Form 10-K have been audited by Perry-Smith LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

American River Bankshares

Shares of Common Stock

American River Bankshares

Howe Barnes Hoefer & Arnett

Wunderlich Securities

____________ , 2009

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by us (except any underwriting discounts and commissions and expenses incurred for brokerage, accounting, tax or legal services or any other expenses incurred in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission (the “SEC”) registration fee and FINRA filing fee.

SEC registration fee	$1,800
FINRA filing fee	$9,200
Legal fees and expenses	$200,000
Accounting fees and expenses	$18,000
Printing fees and expenses	$11,000
Miscellaneous expenses	$10,000

Total Expenses	$250,000

Item 14. Indemnification of Directors and Officers.

          Section 317 of the California General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors, officers, employees and other agents of the corporation in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933.

          Our Board of Directors has resolved to indemnify our officers and directors to the fullest extent permitted by Section 317 of the California General Corporation Law and our articles of incorporation and bylaws authorize us to provide for indemnification of our officers and directors to the same extent. This indemnification limits the personal monetary liability of directors in performing their duties on behalf of us, to the extent permitted by the California General Corporation Law, and permits the registrant to indemnify its directors and officers against certain liabilities and expenses, to the extent permitted by the California General Corporation Law.

          In addition, we maintain directors’ and officers’ liability insurance that insures our directors and officers against certain liabilities, including certain liabilities under the Securities Act of 1933.

          It is the position of the Securities and Exchange Commission that indemnification of directors and officers for liabilities arising under the Securities Act of 1933 is against public policy and is unenforceable.

Item 15. Recent Sales of Unregistered Securities.

          During the past three years, American River Bankshares has not sold any shares of common stock without registration under the Securities Act of 1933.

Item 16. Exhibits and Financial Statement Schedules.

Exhibit Number	Document Description

1.1	Form of Underwriting Agreement.

2.1	Agreement and Plan of Reorganization and Merger by and among the Registrant, ARH Interim National Bank and North Coast Bank, N.A., dated as of March 1, 2000 (included as Annex A).**

2.2	Agreement and Plan of Reorganization and Merger by and among the Registrant, American River Bank and Bank of Amador, dated as of July 8, 2004 (included as Annex A).***

3.1

Articles of Incorporation, as amended, incorporated by reference from Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed with the Commission on August 13, 2009.

3.2	Bylaws, as amended, incorporated by reference from Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Commission on August 8, 2008.

4.1

Specimen of the Registrant’s common stock certificate, incorporated by reference from Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed with the Commission on August 11, 2004.

5.1	Opinion of Dodd•Mason•George LLP.

10.1	Lease agreement between American River Bank and Spieker Properties, L.P., a California limited partnership, dated April 1, 2000, related to 1545 River Park Drive, Suite 107, Sacramento, California.**

10.2

Lease agreement between American River Bank and Bradshaw Plaza, Associates, Inc. dated November 27, 2006, related to 9750 Business Park Drive, Sacramento, California incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on November 28, 2006.

10.3

Lease agreement between American River Bank and Marjorie Wood Taylor, Trustee of the Marjorie Wood-Taylor Trust, dated April 5, 1984, and addendum thereto dated July 16, 1997, related to 10123 Fair Oaks Boulevard, Fair Oaks, California (**) and Amendment No. 2 thereto dated May 14, 2009, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 15, 2009.

10.4

Lease agreement between American River Bank and LUM YIP KEE, Limited (formerly Sandalwood Land Company) dated August 28, 1996, related to 2240 Douglas Boulevard, Suite 100, Roseville, California (**) and Amendment No. 1 thereto dated July 28, 2006, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on July 31, 2006.

*10.5	Registrant’s Deferred Compensation Plan, incorporated by reference from Exhibit 99.2 to the Registrant’s Report on Form 8-K, filed with the Commission on May 30, 2006.

*10.6	Registrant’s Deferred Fee Plan, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 30, 2006.

10.7

Lease agreement between American River Bank and 520 Capitol Mall, Inc., dated August 19, 2003, related to 520 Capitol Mall, Suite 100, Sacramento, California, incorporated by reference from Exhibit 10.29 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 7, 2003 and the First Amendment thereto dated April 21, 2004, incorporated by reference from Exhibit 10.37 to the Registrant’s Quarterly Report on Form 10- Q for the period ended June 30, 2004, filed with the Commission on August 11, 2004.

*10.8

Employment Agreement between Registrant and David T. Taber dated June 2, 2006, incorporated by reference from Exhibit 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on May 30, 2006.

10.9

Lease agreement between R & R Partners, a California General Partnership and North Coast Bank, dated July 1, 2003, related to 8733 Lakewood Drive, Suite A, Windsor, California, incorporated by reference from Exhibit 10.32 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 7, 2003; the First Amendment thereto, dated January 2, 2006, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on January 3, 2006; and the Second Amendment thereto, dated December 8, 2006, incorporated by reference from Exhibit 10.39 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed with the Commission on May 7, 2007; and the Third Amendment thereto, dated December 31, 2008, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on January 2, 2009.

*10.10

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Mitchell A. Derenzo, incorporated by reference from Exhibit 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.11

Salary Continuation Agreement, as amended on February 21, 2008, between the Registrant and David T. Taber, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.12

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Douglas E. Tow, incorporated by reference from Exhibit 99.2 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.13	Registrant’s 2000 Stock Option Plan with forms of Nonqualified Stock Option Agreement and Incentive Stock Option Agreement.**

*10.14	Registrant’s 401(k) Plan dated December 23, 2008, incorporated by reference from Exhibit 99.1 to the Report on Form 8-K, filed with the Commission on December 24, 2008.

10.15

Lease agreement between Bank of Amador and the United States Postal Service, dated April 24, 2001, related to 424 Sutter Street, Jackson, California (***) and the First Amendment thereto, dated June 5, 2006, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on June 6, 2006.

*10.16

Salary Continuation Agreement, as amended on February 21, 2008, between Bank of Amador, a division of American River Bank, and Larry D. Standing and related Endorsement Split Dollar Agreement, incorporated by reference from Exhibit 99.4 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.17

Director Retirement Agreement, as amended on February 21, 2008, between Bank of Amador, a division of American River Bank, and Larry D. Standing, incorporated by reference from Exhibit 99.5 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

10.18

Item Processing Agreement between American River Bank and Fidelity Information Services, Inc., dated April 22, 2005, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on April 27, 2005.

10.19

Lease agreement between Registrant and One Capital Center, a California limited partnership, dated May 17, 2005, related to 3100 Zinfandel Drive, Rancho Cordova, California, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 18, 2005.

10.20

Managed Services Agreement between American River Bankshares and ProNet Solutions, Inc., dated June 16, 2009, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on June 18, 2009.

*10.21

American River Bankshares 2005 Executive Incentive Plan, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on October 27, 2005; the First Amendment thereto, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on March 17, 2006; and the Second Amendment thereto, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on March 23, 2007; and the Third Amendment thereto, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.22

American River Bankshares Director Emeritus Program, incorporated by reference from Exhibit 10.33 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed with the Commission on August 8, 2006.

*10.23

Employment Agreement dated September 20, 2006 between American River Bankshares and Mitchell A. Derenzo, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.24

Employment Agreement dated September 20, 2006 between American River Bankshares and Douglas E. Tow, incorporated by reference from Exhibit 99.2 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.25

Employment Agreement dated September 20, 2006 between American River Bankshares and Kevin B. Bender, incorporated by reference from Exhibit 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.26

Employment Agreement dated September 20, 2006 between American River Bank and Raymond F. Byrne, incorporated by reference from Exhibit 99.5 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.27

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Kevin B. Bender, incorporated by reference from Exhibit 99.6 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.28

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Raymond F. Byrne, incorporated by reference from Exhibit 99.7 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

10.29

Lease agreement dated May 23, 2007 between Bank of Amador, a division of American River Bank, and Joseph Bellamy, Trustee of the Joseph T. Bellamy 2005 Trust, related to 26395 Buckhorn Ridge Road, Pioneer, California, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 24, 2007 and the First Amendment thereto, dated October 15, 2007, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on October 16, 2007.

10.30

Sublease agreement dated December 23, 2008 between North Coast Bank, a division of American River Bank, and Chicago Title Company, a California Corporation; and lease agreement dated December 23, 2008 between North Coast Bank, a division of American River Bank, and 90 E Street LLC, related to 90 E Street, Santa Rosa, California, incorporated by reference from Exhibit 99.2 and 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on December 24, 2008.

14.1

Registrant’s Code of Ethics, incorporated by reference from Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K for the period ended December 31, 2003, filed with the Commission on March 19, 2004.

21.1	The Registrant’s only subsidiaries are American River Bank, a California banking corporation, and American River Financial, a California corporation.

23.1	Consent of Perry-Smith LLP.

III-3

23.2	Consent of Dodd•Mason•George LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature pages to the Registration Statement).

*	Denotes management contracts, compensatory plans or arrangements.

**	Incorporated by reference to Registrant’s Registration Statement on Form S-4 (No. 333-36326) filed with the Commission on May 5, 2000.

***	Incorporated by reference to Registrant’s Registration Statement on Form S-4 (No. 333-119085) filed with the Commission on September 17, 2004.

Item 17. Undertakings.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

          In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

          The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Rancho Cordova, State of California, on November 25 , 2009.

AMERICAN RIVER BANKSHARES

November 25 , 2009
	By:	/s/ DAVID T. TABER

David T. Taber
Chief Executive Officer
(Principal Executive Officer)

November 25 , 2009
	By:	/s/ MITCHELL A. DERENZO

Mitchell A. Derenzo
Chief Financial Officer
(Principal Financial and Accounting Officer)

POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints David T. Taber and Mitchell A. Derenzo, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Title	Date

**/s/ CHARLES D. FITE	Director, Chairman	November 25 , 2009

Charles D. Fite

**/s/ ROGER J. TAYLOR	Director, Vice Chairman	November 25 , 2009

Roger J. Taylor

/s/ AMADOR S. BUSTOS	Director	November 25 , 2009

Amador S. Bustos

**/s/ DORENE C. DOMINGUEZ	Director	November 25 , 2009

Dorene C. Dominguez

**/s/ ROBERT J. FOX	Director	November 25 , 2009

Robert J. Fox

**/s/ WILLIAM A. ROBOTHAM	Director	November 25 , 2009

William A. Robotham

/s/ DAVID T. TABER	Director	November 25 , 2009

David T. Taber

**/s/ STEPHEN H. WAKS	Director	November 25 , 2009

Stephen H. Waks

**/s/ PHILIP A. WRIGHT	Director	November 25 , 2009

Philip A. Wright

**/s/ MICHAEL A. ZIEGLER	Director	November 25 , 2009

Michael A. Ziegler

**By Attorneys-in-Fact:

/s/ DAVID T. TABER		November 25 , 2009

David T. Taber

/s/ MITCHELL A. DERENZO		November 25 , 2009

Mitchell A. Derenzo

EXHIBIT INDEX

Exhibit Number	Document Description

1.1	Form of Underwriting Agreement.

2.1	Agreement and Plan of Reorganization and Merger by and among the Registrant, ARH Interim National Bank and North Coast Bank, N.A., dated as of March 1, 2000 (included as Annex A).**

2.2	Agreement and Plan of Reorganization and Merger by and among the Registrant, American River Bank and Bank of Amador, dated as of July 8, 2004 (included as Annex A).***

3.1

Articles of Incorporation, as amended, incorporated by reference from Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2009, filed with the Commission on August 13, 2009.

3.2	Bylaws, as amended, incorporated by reference from Exhibit 3.2 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2008, filed with the Commission on August 8, 2008.

4.1

Specimen of the Registrant’s common stock certificate, incorporated by reference from Exhibit 4.1 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2004, filed with the Commission on August 11, 2004.

5.1	Opinion of Dodd•Mason•George LLP.

10.1	Lease agreement between American River Bank and Spieker Properties, L.P., a California limited partnership, dated April 1, 2000, related to 1545 River Park Drive, Suite 107, Sacramento, California.**

10.2

Lease agreement between American River Bank and Bradshaw Plaza, Associates, Inc. dated November 27, 2006, related to 9750 Business Park Drive, Sacramento, California incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on November 28, 2006.

10.3

Lease agreement between American River Bank and Marjorie Wood Taylor, Trustee of the Marjorie Wood-Taylor Trust, dated April 5, 1984, and addendum thereto dated July 16, 1997, related to 10123 Fair Oaks Boulevard, Fair Oaks, California (**) and Amendment No. 2 thereto dated May 14, 2009, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 15, 2009.

10.4

Lease agreement between American River Bank and LUM YIP KEE, Limited (formerly Sandalwood Land Company) dated August 28, 1996, related to 2240 Douglas Boulevard, Suite 100, Roseville, California (**) and Amendment No. 1 thereto dated July 28, 2006, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on July 31, 2006.

*10.5	Registrant’s Deferred Compensation Plan, incorporated by reference from Exhibit 99.2 to the Registrant’s Report on Form 8-K, filed with the Commission on May 30, 2006.

*10.6	Registrant’s Deferred Fee Plan, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 30, 2006.

10.7

Lease agreement between American River Bank and 520 Capitol Mall, Inc., dated August 19, 2003, related to 520 Capitol Mall, Suite 100, Sacramento, California, incorporated by reference from Exhibit 10.29 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 7, 2003 and the First Amendment thereto dated April 21, 2004, incorporated by reference from Exhibit 10.37 to the Registrant’s Quarterly Report on Form 10- Q for the period ended June 30, 2004, filed with the Commission on August 11, 2004.

*10.8

Employment Agreement between Registrant and David T. Taber dated June 2, 2006, incorporated by reference from Exhibit 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on May 30, 2006.

10.9

Lease agreement between R & R Partners, a California General Partnership and North Coast Bank, dated July 1, 2003, related to 8733 Lakewood Drive, Suite A, Windsor, California, incorporated by reference from Exhibit 10.32 to the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2003, filed with the Commission on November 7, 2003; the First Amendment thereto, dated January 2, 2006, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on January 3, 2006; and the Second Amendment thereto, dated December 8, 2006, incorporated by reference from Exhibit 10.39 to the Registrant’s Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed with the Commission on May 7, 2007; and the Third Amendment thereto, dated December 31, 2008, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on January 2, 2009.

*10.10

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Mitchell A. Derenzo, incorporated by reference from Exhibit 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.11

Salary Continuation Agreement, as amended on February 21, 2008, between the Registrant and David T. Taber, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.12

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Douglas E. Tow, incorporated by reference from Exhibit 99.2 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.13	Registrant’s 2000 Stock Option Plan with forms of Nonqualified Stock Option Agreement and Incentive Stock Option Agreement.**

*10.14	Registrant’s 401(k) Plan dated December 23, 2008, incorporated by reference from Exhibit 99.1 to the Report on Form 8-K, filed with the Commission on December 24, 2008.

10.15

Lease agreement between Bank of Amador and the United States Postal Service, dated April 24, 2001, related to 424 Sutter Street, Jackson, California (***) and the First Amendment thereto, dated June 5, 2006, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on June 6, 2006.

*10.16

Salary Continuation Agreement, as amended on February 21, 2008, between Bank of Amador, a division of American River Bank, and Larry D. Standing and related Endorsement Split Dollar Agreement, incorporated by reference from Exhibit 99.4 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.17

Director Retirement Agreement, as amended on February 21, 2008, between Bank of Amador, a division of American River Bank, and Larry D. Standing, incorporated by reference from Exhibit 99.5 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

10.18

Item Processing Agreement between American River Bank and Fidelity Information Services, Inc., dated April 22, 2005, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on April 27, 2005.

10.19

Lease agreement between Registrant and One Capital Center, a California limited partnership, dated May 17, 2005, related to 3100 Zinfandel Drive, Rancho Cordova, California, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 18, 2005.

10.20

Managed Services Agreement between American River Bankshares and ProNet Solutions, Inc., dated June 16, 2009, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on June 18, 2009.

*10.21

American River Bankshares 2005 Executive Incentive Plan, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on October 27, 2005; the First Amendment thereto, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on March 17, 2006; and the Second Amendment thereto, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on March 23, 2007; and the Third Amendment thereto, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.22

American River Bankshares Director Emeritus Program, incorporated by reference from Exhibit 10.33 to the Registrant’s Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed with the Commission on August 8, 2006.

*10.23

Employment Agreement dated September 20, 2006 between American River Bankshares and Mitchell A. Derenzo, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.24

Employment Agreement dated September 20, 2006 between American River Bankshares and Douglas E. Tow, incorporated by reference from Exhibit 99.2 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.25

Employment Agreement dated September 20, 2006 between American River Bankshares and Kevin B. Bender, incorporated by reference from Exhibit 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.26

Employment Agreement dated September 20, 2006 between American River Bank and Raymond F. Byrne, incorporated by reference from Exhibit 99.5 to the Registrant’s Report on Form 8-K, filed with the Commission on September 20, 2006.

*10.27

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Kevin B. Bender, incorporated by reference from Exhibit 99.6 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

*10.28

Salary Continuation Agreement, as amended on February 21, 2008, between American River Bank and Raymond F. Byrne, incorporated by reference from Exhibit 99.7 to the Registrant’s Report on Form 8-K, filed with the Commission on February 22, 2008.

10.29

Lease agreement dated May 23, 2007 between Bank of Amador, a division of American River Bank, and Joseph Bellamy, Trustee of the Joseph T. Bellamy 2005 Trust, related to 26395 Buckhorn Ridge Road, Pioneer, California, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on May 24, 2007 and the First Amendment thereto, dated October 15, 2007, incorporated by reference from Exhibit 99.1 to the Registrant’s Report on Form 8-K, filed with the Commission on October 16, 2007.

10.30

Sublease agreement dated December 23, 2008 between North Coast Bank, a division of American River Bank, and Chicago Title Company, a California Corporation; and lease agreement dated December 23, 2008 between North Coast Bank, a division of American River Bank, and 90 E Street LLC, related to 90 E Street, Santa Rosa, California, incorporated by reference from Exhibit 99.2 and 99.3 to the Registrant’s Report on Form 8-K, filed with the Commission on December 24, 2008.

14.1

Registrant’s Code of Ethics, incorporated by reference from Exhibit 14.1 to the Registrant’s Annual Report on Form 10-K for the period ended December 31, 2003, filed with the Commission on March 19, 2004.

21.1	The Registrant’s only subsidiaries are American River Bank, a California banking corporation, and American River Financial, a California corporation.

23.1	Consent of Perry-Smith LLP.

23.2	Consent of Dodd•Mason•George LLP (included in Exhibit 5.1).

24.1	Power of Attorney (included in the signature pages to the Registration Statement).

*	Denotes management contracts, compensatory plans or arrangements.

**	Incorporated by reference to Registrant’s Registration Statement on Form S-4 (No. 333-36326) filed with the Commission on May 5, 2000.

***	Incorporated by reference to Registrant’s Registration Statement on Form S-4 (No. 333-119085) filed with the Commission on September 17, 2004.